EXHIBIT 6.6

Purchase and Sale Agreement

THIS PURCHASE AGREEMENT (this “Agreement”) is made as of December 10, 2019, by and among Joshua Patel, an individual residing at 214 East 1200 South, Bountiful, Utah 84010 (“Seller”), and Mythic Collection, LLC, a Delaware series limited liability company, (the “Buyer”), with respect to the following:

A. Seller owns certain personal property, described as an original painting by Sandra Everingham depicting a giant rat standing over skeletons, which original painting is depicted on the Magic: The Gathering Giant Growth trading card (the “Property”).

B. Buyer is interested in acquiring the Property on the terms described in this Agreement for the benefit of the holders of anticipated Series ART-GGMTG membership interests in the Buyer (the “Series Interests”).

IN CONSIDERATION OF the promises and mutual covenants contained in this Agreement, and for good and valuable consideration, the parties, intending to be legally bound, agree as follows:

1. Purchase and Sale of Property. In consideration of the covenants, representations and obligations of Buyer hereunder, and subject to the conditions set forth in this Agreement, Seller agrees to sell, transfer and assign, and Buyer agrees to purchase, the Property as of the date of the closing of the sale and issuance of the Series Interests (“Offering”) for an aggregate value of at least $130,000.00 (including the value of the Seller Participation) pursuant to the Buyer’s offering circular, as amended from time to time, filed with the SEC pursuant to Regulation A (the “Effective Date”).

1.1 Purchase Price. Buyer will pay to Seller for the Property and for all obligations specified in this Agreement, if any, as the full and complete purchase price including any applicable sales or other taxes, the sum of U.S. $130,000.00 (the “Purchase Price”).

1.2 Payments. Within five (5) business days of the Effective Date, Buyer shall pay and deliver to Seller the Purchase Price; provided, that, the Purchase Price may be paid in installments, which installments shall provide for a transfer of at least $26,000.00 (“Down Payment”) of the Purchase Price to Seller within five (5) business days of the Effective Date with the remainder to be fully paid within the earlier of: (a) thirty (30) days following the Effective Date or (b) April 1, 2020, subject to the terms of Section 2 hereof. Buyer and Seller agree to take reasonable steps to confirm the method of payment of the Purchase Price on or around the Effective Date, including any information that Buyer requires to initiate a wire transfer to Seller.

1.3 Seller Participation. The Seller shall retain 20% of the Series Interests (the “Seller Participation”). The Purchase Price shall be reduced by the value of the Series Interests retained by Seller. For purposes of this section, the value of the Series Interests retained by Seller in connection with the Seller Participation shall be based on the initial value of such Series Interests pursuant to the Offering.

2. Possession and Delivery. Seller shall make available to Buyer the Property promptly following receipt of the Down Payment. Absolute right to possession of the Property shall transfer to Buyer after the Purchase Price is paid in full. If delivery of the Property is to be made at a date after the Effective Date, it is Seller’s duty to ensure the Property is delivered in the same condition as when last inspected by Buyer. Seller shall remain entitled to the Property until such time the full Purchase Price is conveyed to Buyer, on a pro rata basis.

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Until the Purchase Price is paid in full, the Property shall remain in the condition in which it is received. It shall not be conserved, cleaned, repaired, retouched, or removed from mats, mounts or bases, rewired, duplicated, migrated to a new medium or altered in any way whatever except with Seller’s prior written permission.

3. Taxes. Seller will pay all personal property taxes associated with ownership of the Property and accrued for the period ending on the Effective Date and, subject to Seller’s actual delivery of the Property to Buyer pursuant to Section 2 hereof, Buyer will pay all such personal property taxes that accrue thereafter.

4. Seller Representations and Warranties. Seller represents and warrants that: (i) it has good and marketable title to the Property and full authority to sell the Property; (ii) the Property is sold free and clear of all liens, indebtedness, or liabilities; and (iii) the Property is of actual quality, authenticity, history and value as described or disclosed by Seller to Buyer from time to time (collectively, the “Seller Representations”). Buyer may request a Bill of Sale from the Seller for the Property.

5. Indemnification and Insurance.

5.1 Seller. Seller shall indemnify, defend and hold Buyer and its affiliates, directors, officers, shareholders, employees, attorneys, agents and other representatives from and against any and all demands, claims, actions, causes of action, proceedings, assessments, losses, damages, liabilities, settlements, judgments, fines, penalties, interest, costs and expenses (including fees and disbursements of counsel), arising out of (i) any breach of any representation, warranty or covenant of this Agreement, and (ii) Seller’s use of the Property after the Effective Date.

5.2 Buyer. Buyer shall indemnify, defend and hold Seller and its affiliates, directors, officers, shareholders, employees, attorneys, agents and other representatives from and against any and all demands, claims, actions, causes of action, proceedings, assessments, losses, damages, liabilities, settlements, judgments, fines, penalties, interest, costs and expenses (including fees and disbursements of counsel), arising out of or related to (i) any breach of any representation, warranty or covenant of this Agreement, and (ii) Buyer’s use of the Property after the Effective Date.

5.3 Insurance. During the term of this Agreement, Buyer shall, at its own expense, maintain and carry insurance on the Property in full force and effect which includes, but is not limited to, collectible insurance in a sum no less than $130,000 with financially sound and reputable insurers. Upon Seller’s request, Buyer shall provide Seller with a certificate of insurance from Buyer’s insurer evidencing the insurance coverage specified in this Agreement. Except where prohibited by law, Buyer shall require its insurer to waive all rights of subrogation against Seller’s insurers and Seller.

6. Miscellaneous.

6.1 Confidentiality. “Confidential Information” means information disclosed by Buyer that is not generally known to the public and at the time of disclosure, or is identified as, or would reasonably be understood by the receiving party to be, proprietary or confidential. Confidential Information may be disclosed by Buyer in oral, written, visual, electronic or other form. Seller agrees to use due care and discretion to avoid disclosure, publication or dissemination of any Confidential Information. Except as otherwise expressly permitted under this Agreement, Seller shall not: (a) disclose, duplicate, copy, transmit or otherwise disseminate in any manner whatsoever any Confidential Information; (b) use the Confidential Information (i) for Seller’s own benefit or that of any third party, (ii) to Buyer’s detriment, or (iii) for any purpose other than performance of this Agreement; (c) commercially exploit any Confidential Information; or (d) acquire any right in, or assert any lien against, the Confidential Information. Confidential Information shall also include the terms of this Agreement. This paragraph shall survive the termination of this Agreement.

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6.2 Entire Agreement and Amendment. This Agreement constitutes the entire understanding among the parties with respect to the subject matter hereof, and supersedes all negotiations, prior discussions or other agreements, oral or written with respect to its subject matter. This Agreement may only be amended or modified by the written agreement of the parties.

6.3 Termination. Buyer may terminate this Agreement at any time prior to taking actual possession of the Property following the Effective Date pursuant to Section 2 hereof. In the event that Buyer terminates this Agreement prior to taking actual possession of the Property, Buyer’s obligations hereunder and any liabilities to Seller shall terminate effective immediately. In the event that Buyer terminates this Agreement in connection with Seller’s breach of the Seller Representations, Buyer’s obligations hereunder and any liabilities to Seller shall terminate effective immediately and Seller shall promptly return to Buyer any consideration delivered to Seller in connection with this Agreement after Buyer returns the Property to Seller in the same condition as it was received by Buyer, except that Seller shall retain the Down Payment.

6.4 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of California, without giving effect to the conflict of laws principles thereof. The parties agree that any action brought by either party under or in relation to this Agreement, including without limitation to interpret or enforce any provision of this Agreement, shall be brought in, and each party agrees to and does hereby submit to the jurisdiction and venue of, any state or federal court located in the County of Santa Clara, California.

6.5 Fees and Costs. Each party shall bear its own attorneys’ fees and expenses in connection with the negotiation, preparation and consummation of this Agreement.

6.6 Assignment. Buyer shall have the right to assign any of its rights or obligations under this Agreement to any affiliate or third party without Seller’s prior written consent. Seller shall not have the right to assign any of its rights or obligations under this Agreement without Buyer’s prior written consent. This Agreement shall be binding upon and inure to the benefit of the parties and their permitted successors and assigns.

6.7 Notices. All notices to be given by any party to this Agreement to the other party shall be in writing, and shall be (i) sent by email transmission; (ii) mailed by USPS® Certified Mail; or (ii) personally delivered, at the addresses set forth on the signature pages hereof (or at such other address for a party as specified by like notice) and shall be deemed given when received if sent by email transmission or personally delivered, or if mailed as provided herein, on the second business day after it is so placed in the mail. Any party at any time may give notice to the other party of a different address other than that set forth herein in accordance with the provisions of this Section.

6.8 Survival of Obligations. All representations and warranties of the parties set forth in this Agreement shall survive termination of this Agreement unless expressly waived by the parties hereof.

6.9 Counterparts. This Agreement may be executed in counterparts. Duly acknowledged facsimile signatures shall be deemed as originals.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be fully executed as of the day and year first above written.

Seller:

Joshua Patel

Signature: /s/ Joshua Patel

Address: 214 East 1200 South, Bountiful, Utah

Email: pateljoshua@hotmail.com

Buyer:

Mythic Collection, LLC

By: /s/ Joseph Mahavuthivanij

Name: Joseph Mahavuthivanij

Title: Managing Member - Mythic Markets, Inc

Address: 16 Lagoon Ct, San Rafael, CA 94903

Email: joe@mythicmarkets.com

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